THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

DOLLAR COST AVERAGING (DCA) FIXED ACCOUNT

ENDORSEMENT

This Endorsement is made a part of the annuity policy to which it is attached. This Endorsement is effective on the annuity’s Issue Date. In case of conflict between the provisions of the policy and those of this Endorsement, this Endorsement will prevail.

This Endorsement amends your policy to add a Dollar Cost Averaging (“DCA”) Fixed Account to the Fixed Interest Options available under your policy, as described below.

DCA Fixed Account.    Any portion of a Purchase Payment may be allocated to one or more DCA Fixed Account options that We may offer from time to time. Any such Purchase Payment allocated to a DCA Fixed Account option must be transferred out to the Variable Investment Option(s) within the specified DCA Fixed Account option period. Once elected, the DCA Fixed Account option period may not be changed. Upon termination of any DCA Fixed Account option any amounts remaining in such DCA Fixed Account option will be transferred to the selected Variable Investment Options. We reserve the right to impose a minimum or maximum contribution amount on Purchase Payments allocated to a DCA Fixed Account option and change the terms and conditions of the DCA Fixed Account program at any time.

All other terms and conditions of the policy (as modified by any other attached endorsement) remain unchanged.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

© American International Group, Inc. All Rights Reserved

VR390 (4/20)